UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

August 28, 2017

(Date of Report (Date of earliest event reported))

RISE COMPANIES CORP.

(Exact name of registrant as specified in its charter)

Delaware	45-4862460
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 4.	Changes in Issuer’s Certifying Accountant

(a)	Dismissal of Independent Accounting Firm

On August 28, 2017, with the board of directors (the “Board”), including all of the independent directors, of Rise Companies Corp. (the “Company”) having unanimously approved and ratified the appointment of RSM US LLP (“RSM”) as the Company’s independent accounting firm, the Company engaged RSM for the fiscal year ending December 31, 2017. In connection with its engagement of RSM, the Board approved the dismissal of its former independent accounting firm, Aronson LLC (“Aronson”).

Aronson’s audit reports on the Company’s financial statements for the fiscal years ended December 31, 2016 and December 31, 2015 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to any uncertainty, audit scope or accounting principle.

During the fiscal years ended December 31, 2016 and December 31, 2015 and through the subsequent date of dismissal, there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and Aronson on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Aronson’s satisfaction, would have caused Aronson to make reference to the matter in their report. During the fiscal years ended December 31, 2016 and December 31, 2015 and through the subsequent date of dismissal there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

The Company has provided Aronson with a copy of this Current Report on Form 1-U and requested that it provide the Company with a letter addressed to the Securities and Exchange Commission (the “SEC”) indicating whether Aronson agrees with the disclosures contained herein and, if not, the respects in which it does not agreement. A copy of Aronson’s letter, dated September 1, 2017, is filed as Exhibit 9.1 to this Current Report on Form 1-U.

(b) Appointment of Independent Accounting Firm

On August 28, 2017, the Company engaged RSM as the its new independent accounting firm, having received unanimous approval and ratification from Board, including all of the independent directors of the Board. During the fiscal years ended December 31, 2016 and December 31, 2015 and through the subsequent date of engaging RSM, neither the Company nor anyone acting on its behalf has consulted with RSM regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, (ii) the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that RSM concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue or (ii) any matter that was either the subject of a “disagreement” or “reportable event” (as each term is defined in Item 304(a)(1)(iv) and (v) of Regulation S-K, respectively).

EXHIBIT INDEX

Exhibit No.	Exhibit Title
9.1	Letter from Aronson LLC, dated September 1, 2017

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RISE COMPANIES CORP.

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:	September 1, 2017